Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

O: 650.493.9300

f: 650.493.6811

March 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Matthew Crispino Jan Woo

Re:	Ekso Bionics Holdings, Inc. Preliminary Information Statement Filed March 20, 2026 File No. 001-37854

Ladies and Gentlemen:

On behalf of our client, Ekso Bionics Holdings, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated March 27, 2026 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above referenced Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) as filed by the Company on March 20, 2026. For your convenience, the text of the Staff’s comment is set forth below, by the Company’s response.  Please note that all references to page numbers in the response below are references to the page numbers in Amendment No. 1 to the Preliminary Information Statement (the “Amended Information Statement”) submitted to the SEC concurrently with the submission of this letter.

Preliminary Information Statement

Opinion of Ekso’s Financial Advisor to the Board, page 41

1.

We note that in performing its analyses and rendering its fairness opinion, Ekso's financial advisor, Lake Street Capital Markets LLC, relied on, among other things, internal financial analyses and forecasts prepared by Cloud's management. Please disclose the financial projections and other financial information furnished to Lake Street in the information statement. Refer to Item 1015(b)(6) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 46 of the Amended Information Statement.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (512) 338-5410 or amarch@wsgr.com.

By:	/s/ Austin D. March
Austin D. March
Wilson Sonsini Goodrich & Rosati, P.C.